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Endo LLC

Cannabis Business

2903 Agua Fria Street
Santa Fe, NM 87506
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $25,000 invested.
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THE PITCH
Endo LLC is seeking investment to build out the remainder of the first floor into two grow rooms, purchase additional display cases in the existing dispensary, and scale our production & manufacturing capacity at our vertically integrated cannabis establishment.
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Setting High Standards

We at Endo are raising standards for others to follow. It all starts with owners who care deeply about their employees, the Santa Fe community and the cannabis industry. Our management team embraces the Cannabis Culture, striving every day to maintain a sustainable environment without ever cutting corners.

Every layer of our vertical company has or will have quality control measures that far exceed our competitors. This includes:

Lab grade materials and procedures in all areas (grow, processing, manufacturing and retail)

Automated feeding systems that run on the numbers not guesswork

Top-of-the-line environmental controls and sensors

Sustainable drip system with water recapture

Consultation from some of the best growers, manufacturers, and retailers in the world

In the span of six months, our constant level of discipline garnered us an award from Weedmaps as the best in Santa Fe, the only dispensary in Santa Fe with that seal of distinction and one of only three in the state of New Mexico!

WEEDMAPS HONORS ENDO AS A "BEST OF WEEDMAPS" DISPENSARY IN SANTA FE

Weedmaps, a leading cannabis directory in US, Canada and Europe, nominates dispensaries for its annual award based on sales volume, client satisfaction, and other factors. Endo won this seal as best dispensary in 2022, outpacing legacy dispensaries selling medical marijuana and multistate corporations with years of experience. Endo's success is straightforward: we carefully select the finest cannabis and our client reviews speak volumes about our customer service. As a locally owned and operated business, Endo's first six months have been exceptional! Reference Link: https://tinyurl.com/5nbjszwz

Selling with a Grower's Perspective

There are many disconnects between discerning consumers of cannabis and multistate corporations. Corporate executives, for example, do not value the plant or its intangible variations. They see only dollar signs: the more, the sooner, the better. This bottom line mindset leads to overproduction of cannabis, and the results cannot compare to harvests from local, passionate growers.

At Endo our leadership and staff measure cannabis by qualitative factors: visual appeal, smell, taste, potency, effects, cannabinoid make-up, vigor and subjective experience. Loyal customers are already searching for these qualities in a rapidly maturing market. Our team is trained to understand the industry from a grower's perspective, always sensitive to what our customers expect. This will continue to set us apart in the years to come.

There are two races occurring in New Mexico and throughout the United States: the race to the top in quality and the race to the bottom in price. Endo strives to harvest and sell only the highest quality cannabis while maintaining a family-run, non-corporate environment.

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Endo's share of the Santa Fe market increased in October, in part due to winning the Weedmaps Seal as Best Dispensary in Santa Fe. Endo relies almost exclusively on word of mouth and internet searches, and its share of local Cannabis sales may triple in the tightknit community. [Statewide taxable revenue and city cannabis sales provided by the New Mexico Cannabis Control Division]

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02/21/1978
On the forefront of Medical Cannabis

New Mexico passes the Lynn and Erin Compassionate Use Act, the first medical cannabis law in the nation, thanks to two cancer patients named Lynn Pierson and Erin Armstrong.

03/21/2021
Legalization

New Mexico Governor Michelle Lujan Grisham signs House Bill 2, the Cannabis Regulation Act, legalizing the sale of cannabis for recreational purposes, effective April 2022.

08/06/2021
Incorporated

Endo LLC and its non-cannabis affiliate, Puma Capital LLC, are organized as limited liability companies by the office of the New Mexico Secretary of State.

12/31/2021

Puma signs five year lease on behalf of Endo for a vacant 10,000 square foot building at the corner of Agua Fria Street and Siler Road in south Santa Fe, the third busiest intersection in the city of Santa Fe

01/02/2022
Capital Raise

Endo raises $500,000 in start-up capital from Puma Capital from an interest free loan. Lump sum due on or before 12/31/2029 when unsecured loan will mature.

03/09/2022

City of Santa Fe issues Zoning Verification letter

03/16/2022

City of Santa Fe approves Endo water budget to grow cannabis plants at its Agua Fria building

03/20/2022

State of New Mexico Regulation & Licensing Department, Cannabis Control Division, issues Endo a license to operate as a Cannabis Producer, Manufacturer and Retailer. The license contemplates up to four grow rooms each containing 120 plants.

04/28/2022

City of Santa Fe issues business license for Endo to operate its dispensary at 2903 Agua Fria Street.

05/20/2022
Opened

Soft opening of Endo's dispensary

06/02/2022

New Mexican publishes article regarding cannabis dispensaries in Santa Fe, highlighting Endo. The Santa Fe Reporter posted its own article later that month, the fifth newspaper article highlighting Endo as a locally owned and operated dispensary.

10/04/2022

Endo reaches its $500,000 goal for net revenue on 115th business day since opening in late May 2022.

10/13/2022

Endo wins the 2022 Best Dispensary award from Weedmaps, a directory of thousands of local retailers and smoke shops throughout the US, Canada and Europe.

11/10/2022

Endo staff welcome their 3,000th new customer into the store

11/23/2022

City of Santa Fe issues the building permit for Phase Two: installing equipment and computer automation in a fertigation room and building out two state-of-the-art grow rooms for a total capacity of 240 mature cannabis plants. Patience is a learned virtue.

11/23/2022

Endo welcomes 115 paying customers on Green Wednesday, the Cannabis version of Black Friday. This includes 33 new members. Gross receipts top $9,724.67, our best day of the month.

Local Support and Recognition

Being long-time Santa Fean's means we can be a pillar for our city and thus we have had a few features from local news companies. Please read and hear more about our thoughts!

PRESS
SFR 26 Jan 2022 front page: Green Market

Santa Fe Reporter (SFR) spoke with one of those businesses, Endo, which is owned and operated by a local family who is applying for a license.

New Mexican 26 Mar 2022 front page: Smaller cannabis retailers try to carve place in Santa Fe's budding cannabis industry

Endo is set to start growing its product in a 10,000-square-foot building at 2903 Agua Fría Street later in the month. The structure will have a space to process the plants, plus a retail storefront.

SFR 30 Mar 2022 front page: New Bud on the Block

Endo got its retail and production license a week and a half ago and renovations at a 10,000-square-foot building on Siler Road are ongoing. The plan is to open by early May, Aarons says, and sell products from other local producers until Endo is able to get its own grow up and running.

New Mexican 2 June 2022 front page: First Month Cannabis Sales: State collects $4.1M in taxes

Endo, a locally owned cannabis shop in Santa Fe, did not open until late May. One of its owners, Ian Aarons, kept a smile on his face as he dealt with a steady stream of customers at his Agua Fría Street store.

SFR 29 June 2022 front page: The Color of Money

At Endo in Santa Fe, the dispensary utilizes software that allows for authorized PIN-based transactions. While it could charge the customer a small fee for using a debit card, technical director Alex Costello says the company chose to eat the fees so customers wouldn't have to pay them.

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Market Research

New Mexico is the only state where chronic/severe pain is not the most oft-cited condition treated. This is likely because it was the first state to list PTSD as a qualifying condition for medical cannabis use.

Marijuana Business Daily projected that New Mexico's adult-use market would generate $125 million over a full calendar year. However, as of November 3rd, New Mexico has already reached over $160 million in adult-use sales. That's only eight months in! The CCD makes all cannabis sales data publicly available, so check back here at any time.

There were more than 20,000 active cannabis licenses in the U.S. as of 2020, and over 300,000 full-time jobs to go with it. With the growth seen by Cannabis Benchmarks, the number of workers in 2022 could surpass 500,000.

The beginning of New Mexico's recreational market saw flower wholesale prices averaging around $3200/pound. As more and more producers are coming online, prices are dropping rapidly, especially considering the large wave of outdoor grown product being recently harvested. Today, the average price per pound is sitting closer to $2400/pound. As more producers begin to harvest, higher quality at lower cost is quickly becoming a reality.

In forecasting long-term trends in New Mexico, our neighbor state of Colorado legalized recreational sales in 2014 and saw steady increases in cannabis each year, topping $2 billion in marijuana tax revenue in both 2020 and 2021. Post-COVID Colorado, however, has seen a 12 percent dip in revenue from the same months last year. [https://westword.com/marijuana/colorado-marijuana-tax-revenue-breaks-annual-record-12984281]. New Mexico should experience a similar growth pattern.

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Expanding and Refining our Inventory

As the below graphic shows we have steadily increased our inventory and added many product categories to our selection.

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INVENTORY GROWTH

Endo Daily Inventory May-Nov 2022. These past six months, loyal customers have taught us their subjective experiences with each strain, and we continually re-stock our vault to meet this varied demand. See https://store.newmexendo.com

In the Beginning...

Endo was formed in 2021 after governor Michelle Lujan Grisham signed recreational cannabis use into law. Our goal is to excel in the retail cannabis experience and, in the next calendar year, to offer sustainable, top drawer cannabis.

The name "Endo" was inspired by 90's hip hop culture. Musical artists and fans frequently shouted out "indo," slang for high quality, indoor-grown cannabis. The medical prefix "endo-" finds its roots in ancient Greece, and means "to come from within." Our name, then, is a nod to the songs that helped normalize the use of cannabis. It is also a celebration of the creative energy inside our vertically integrated cannabis enterprise. Soon we will be offering flower and live rosin grown within the same building as our award winning dispensary. For these reasons, you'll often hear music playing in our store.

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THE TEAM
Ian Aarons
Co-Owner and Managing Director

Ian went to Saint Michaels High School and Santa Fe High School in Santa Fe before graduating with honors from the Anderson School of Management at the University of New Mexico with a Masters of Business Administration (MBA). He is co-owner of Atum.Tech in Albuquerque. As General Manager, Ian will be overseeing all day to day operations at Endo as well as long term strategy and product line implementation.

Preston Robinson
Store Manager
Alex Costello
Co-Owner and Technical Director

Alex runs our backend systems and ensures Endo utilizes the right systems to get the job done. He maintains our security, point-of-sale, network, and automation so that we can efficiently operate on a daily basis. Alex graduated from CNM in Albuquerque and has a CompTIA A+ certificate. Before joining Endo, Alex worked with Puma Capital LLC and is the ownder of Atum.Tech. He also worked for Sandia Computers as a computer repair technician.

Everett Robinson
Operations Manager
Stephanie Aarons
Inventory Manager

Stephanie graduated with honors from the University of New Mexico with a bachelor of science degree in Psychology.

Doris Valdez
Co-Founder

Doris and Steve Aarons are the co-founders of Endo. Doris is a lifelong resident of Santa Fe with Spanish, Apache and San Ildefonso Pueblo roots. Doris was born and raised in Santa Fe, with ancestors from Youngsville New Mexico and the Jicarilla Apache nation. After 30 years working at the Museums of New Mexico in Santa Fe, Albuquerque, and throughout the state, she retired from the NM Department of Cultural Affairs and has been devoting time to Meals on Wheels and other local charities. As co-founder of Endo, she has drawn on her extensive knowledge of the local community to assemble a dream team of Architect, Electrician, Electrical Engineer, Mechanical Engineer and local tradesmen to build out the dispensary and the grow rooms.

Steve Aarons
General Counsel

Steve and Doris Valdez are the co-founders of Endo. Steve attended George Washington U and Saint Louis U Law School before serving three years of active duty as an Army Judge Advocate in Germany before opening up his criminal defense firm in Santa Fe. Steve incorporated Endo LLC and its sister company, Puma Capital LLC, and waded through new legislation and regulations of the NM Cannabis Control Division. He overseas legal compliance with city and state agencies and is working to register the Endo trademark as new cannabis strains are being developed in house.

Rick Coughlin
Chief Science Officer

Dr. Coughlin earned his Ph.D. in Biophysics from Michigan State University. He is President and CSO of Sequela Biotech and a Study Section Reviewer at the National Institutes of Heal. He holds countless US patents. Dr. Coughlin has been traveling to Indonesia and Asia to collect landrace cannabis which have evolved for millions of years, cultivating proprietary Endo strains of exceptional quality.

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Q&A
Why are you raising capital and why is now a good time?

Endo is licensed by the New Mexico Cannabis Control Division (CCD) as a Vertically Integrated Cannabis Establishment (Vice). As Phase One, we opened our dispensary shortly after recreational sales became legal. To date, we are using only 15% of our 10,000 square foot two floor facility for the retail side of the business and the City of Santa Fe just issued a building permit to complete the first floor. It is time for Phase Two: installing fertigation equipment, computerized automation, and building out the ground floor grow rooms with custom Split Air/Dehumidification, descending LED lights and rolling benches.

What are the main challenges for this businesses?

The main challenges have been bureaucratic delays. The time line shows when CCD issued licenses and when the City of Santa Fe approved zoning, commercial water rights, demolition permits and now a building permit. The governmental agencies have been understaffed to handle a booming industry during COVID. Nevertheless, the community was drawn to Endo from the day we opened our dispensary doors, operating in just 15% of the building. Now we are poised to expand into the remainder of the first floor, enabling us to grow craft cannabis in house. We will continue to purchase popular strains from local wholesalers, but the profit margins will be that much greater from our own harvests.

Why are you raising capital and why is now a good time?

Endo is licensed by the New Mexico Cannabis Control Division (CCD) as a Vertically Integrated Cannabis Establishment (Vice). As Phase One, we opened our dispensary shortly after recreational sales became legal. To date, we are using only 15% of our 10,000 square foot two floor facility for the retail side of the business and the City of Santa Fe just issued a building permit to complete the first floor. It is time for Phase Two: installing fertigation equipment, computerized automation, and building out the ground floor grow rooms with custom Split Air/Dehumidification, descending LED lights and rolling benches.

What are the main challenges for this businesses?

The main challenges have been bureaucratic delays. The time line shows when CCD issued licenses and when the City of Santa Fe approved zoning, commercial water rights, demolition permits and now a building permit. The governmental agencies have been understaffed to handle a booming industry during COVID. Nevertheless, the community was drawn to Endo from the day we opened our dispensary doors, operating in just 15% of the building. Now we are poised to expand into the remainder of the first floor, enabling us to grow craft cannabis in house. We will continue to purchase popular strains from local wholesalers, but the profit margins will be that much greater from our own harvests.

Why are you raising capital and why is now a good time?

Endo is licensed by the New Mexico Cannabis Control Division (CCD) as a Vertically Integrated Cannabis Establishment (Vice). As Phase One, we opened our dispensary shortly after recreational sales became legal. To date, we are using only 15% of our 10,000 square foot two floor facility for the retail side of the business and the City of Santa Fe just issued a building permit to complete the first floor. It is time for Phase Two: installing fertigation equipment, computerized automation, and building out the ground floor grow rooms with custom Split Air/Dehumidification, descending LED lights and rolling benches.

What are the main challenges for this businesses?

The main challenges have been bureaucratic delays. The time line shows when CCD issued licenses and when the City of Santa Fe approved zoning, commercial water rights, demolition permits and now a building permit. The governmental agencies have been understaffed to handle a booming industry during COVID. Nevertheless, the community was drawn to Endo from the day we opened our dispensary doors, operating in just 15% of the building. Now we are poised to expand into the remainder of the first floor, enabling us to grow craft cannabis in house. We will continue to purchase popular strains from local wholesalers, but the profit margins will be that much greater from our own harvests.

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INTERIOR OF 2903 AGUA FRIA
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EXTERIOR OF ENDO BUILDING
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Updates
NOVEMBER 12TH, 2022
11/11/2022 City Issues Building Permit

It's about time!

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build-out First Grow Room $75,000
Custom Dispensary Display Cases $4,262
Mainvest Compensation $5,738
Total $85,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,250,000 $1,375,000 $1,471,250 $1,544,812 $1,591,156
Cost of Goods Sold $725,000 $490,000 $524,300 $550,515 $567,030
Gross Profit $525,000 $885,000 $946,950 $994,297 $1,024,126

EXPENSES

Rent $300,000 $300,000 $300,000 $300,000 $300,000
Salaries $190,000 $209,000 $223,630 $234,811 $241,855
Insurance $4,000 $4,100 $4,202 $4,307 $4,414
Operating Profit $31,000 $371,900 $419,118 $455,179 $477,857
This information is provided by Endo LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
Equity Plan.pdf
Endo Investment Agreement.pdf

NM Cannabis Control Division License.pdf

Premises Diagrams.pdf

Zoning Verification.pdf

Water Rights - OSE Accession Form.pdf

State of Industry Report.pdf

2903 Agua Fria Blueprints.pdf

Investment Round Status

Target Raise $85,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends January 31st, 2023

Summary of Terms

Legal Business Name Endo LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 2%-2.9%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2029

Financial Condition

Historical milestones

Endo has been operating since May 2022 and has achieved the following milestones:

Signed five (5) year lease in 10,000 square foot building on prime intersection in south Santa Fe

Secured state licenses for a vertically Opened location at corner of Agua Fria Street and Siler Road in Santa Fe, New Mexico, the third busiest intersection within the city limits.

Obtained zone verification, occupancy permit for dispensary and building permit to rennovate the remainder of the warehouse into grow rooms

Front page articles in Santa Fe Reporter and Santa Fe New Mexican focusing on Endo being owned by local entrepreneurs with Native American and Latina heritage who are outperforming stores owned by multistate corporations

Achieved revenue of $100,000 per month in 2022 its first year. Passed $500,000 in gross receipts in early September 2022.

Awarded Best Dispensary of 2022 in October 2022, only store with that distinction in Santa Fe and one of only three throughout the state of New Mexico.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of November 1, 2022, Endo has an interest free debt of $500,000 outstanding to one of its co-founders, Stephen Aarons, and his wife Doris Valdez. Like the debt being raised by Mainvest, this debt is unsecured with the same due date. In addition to Endo's outstanding debt and the debt raised on Mainvest, Endo may require additional funds from alternate sources or another Mainvest campaign at a later date. One example could occur when a prospective landlord completes construction in 2023 of a proposed building in the northeast heights of Albuquerque, New Mexico and allow Endo build out 1,200 square feet of the new facility for a smaller dispensary.

Operating history

Since the day Endo opened, we are capturing 3% of the gross revenue reported within the boundaries of the city of Santa Fe. In October 2022, Endo received the Best Dispensary award from Weedmaps, outstripping every dispensary in Santa Fe and surrounding communities including legacy dispensaries who have been selling medical cannabis for over a decade, This award should boost our share of the market. Our formula for success includes media attention featuring Endo as a locally owned business with Native American, female and veteran ownership. Endo competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Endo to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Vertically Integrated Cannabis Enterprise (VICE)

Endo is licensed by the Cannabis Control Division of the New Mexico Regulation and Licensing Department in all three vertical operations:

production, manufacture and retail sale of cannabis products. At present Endo is operating only retail sales at its dispensary and the Mainvest funds being earmarked to complete the first floor of the ten thousand square foot facility to include a fertigation room and two grow rooms. This will enable Endo to produce up to 120 plants in both grow rooms, staggered every two months, and to manufacture approximately one half pound per plant of 7 grams, 3.5 grams, 1 grams, prerolls and other products. These indoor harvests should dramatically increase profit margins. Unlike the wholesale purchase of quality flower from third party producers at 50% of retail pricing, flower grown literally in house will reduce the cost of production. There will be no taxable event until the retail sale, and only incremental increases in overhead such as electricity, fertigation supplies and additional manhours. Rent and insurance and related expenses will not increase. Endo forecasts its state of the art process to result in top drawer flower, but the actual quality of the inhouse grows and their popularity can not be quantified until the first and subsequent harvests. Endo intends to pass on a percentage of the lower costs of inhouse production to its loyal customer base, and this will reduce profit margins somewhat.

Accounting Controls

Erin Gandara CPA with Elevar Business Advisors provides strict accounting controls and compliance. Her specialty is vertically integrated cannabis enterprises in New Mexico. Endo's IT staff has automated the entire accounting process from seed to sale so that inventory is maintained real time. As a result, the website informs prospective customers the exact number in each weight category that is available for retail sale either online or in person at the store. Endo's tax liability is automatically calculated at the point of sale when the bar code on each product is scanned for sale. Endo was perhaps the first dispensary in the city to accept debit cards, its competitors either requiring cash or ATM cash withdrawals rounded up to the nearest twenty dollars. In the coming months, Endo may become the first dispensary in New Mexico to accept and process credit card transactions for cannabis sales.

Competition

Since the day Endo opened, we are capturing 3% of the gross revenue reported within the boundaries of the city of Santa Fe. In October 2022, Endo received the Best Dispensary award from Weedmaps, outstripping every dispensary in Santa Fe and surrounding communities including legacy dispensaries who have been selling medical cannabis for over a decade, This award should boost our share of the market. Our formula for success includes media attention featuring Endo as a locally owned business with Native American, female and veteran ownership. Endo competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Endo's core business or the inability to compete successfully against the with other competitors could negatively affect Endo's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Endo's management or vote on and/or influence any managerial decisions regarding Endo. Furthermore, if the founders or other key personnel of Endo were to leave Endo or become unable to work, Endo (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Endo has little or no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, New Mexico legislation to sell recreational cannabis first took effect on April 1, 2022 and, as a result, Endo is a newly established entity with only six months of operating history from which forecasts could be projected. Endo has no operating history as to its vertical integration including inhouse production and manufacture.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Endo investment for its full seven year term. Endo forecasts quarterly payments and early discharge of the debt, however, which would increase your annual percentage rate.

The Company Might Need More Capital

Endo might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Endo is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Endo

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Endo's financial performance or ability to continue to operate. In the event Endo ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Endo nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Endo will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Endo is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Endo will carry some insurance, Endo may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Endo could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Endo's financial performance or ability to continue to operate. Currently legislation is being proposed in Congress to remove cannabis as a schedule one drug but if in the future they not only legalize recreational sales nationwide but also allow interstate sales, then large corporations will impact the business. Endo forecasts that the cannabis industry will resemble the more mature liquor market, with large Budweiser and Coors brands but with small microbreweries still thriving. Other regulations on the industry could significantly affect the business either positively or negatively.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Endo's management will coincide: you both want Endo to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Endo to act conservative to make sure they are best equipped to repay the Note obligations, while Endo might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Endo needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Endo or management), which is responsible for monitoring Endo's compliance with the law. Endo will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Endo is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Endo fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Endo, and the revenue of Endo can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Endo to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Endo has obtained a five-year lease on a 10,000 square foot building located on the corner of Agua Fria Street and Siler Road in Santa Fe NM and has a two million dollar insurance policy. If the location burned down or did not extend the lease, investors may lose some or all of their investment.

Operating History

New Mexico legalized recreational sales of cannabis effective April 2022 and Endo obtained their licenses from the New Mexico Regulation and Licensing Department, Cannabis Control Division, to produce, manufacture and sell cannabis products. Endo also obtained a five year lease, zoning verification and business licenses from the City of Santa Fe and has been operating its dispensary since May 2002. Recently Endo obtained a building license to develop the two grow rooms and fertigation rooms within the same building as the dispensary.

This information is provided by Endo LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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